Exhibit 99.6

Director's Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc (“the Company”) advises that on 15 December 2003 Charles Herlinger was granted the following share options under the Company's Share Option Plan in accordance with the rules of the Cable & Wireless Incentive Plan:-

Director	Number of Options on the Company's Ordinary Shares of 25 pence each

Charles Herlinger	1,179,071 at a price of 135.7 pence per Ordinary Share

The options granted are exercisable from 15 December 2006 to 15 December 2010, subject to the achievement of performance conditions based upon Total Shareholder Return ("TSR").

Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile measured against the constituents of the FTSE Global Telecoms Sector Index during the performance period starting on 1 April 2003 and ending either on the third anniversary of the date of grant or at the end of any successive month until the fifth anniversary of the date of grant. Where TSR performance meets the median, 50% of the initial award vests. A sliding scale operates between median and upper quartile and nothing vests for performance below the median. If performance conditions have not been met by the fifth anniversary of the beginning of the performance period, the options lapse.

On the same date Charles Herlinger was also awarded 250,000 restricted Ordinary Shares in the Company in accordance with the rules of the Incentive Plan 2001. The restricted shares will vest on the third anniversary of the award subject to Charles Herlinger remaining an employee of the Company.

The Director was advised of this information on 16 December 2003.